Exhibit 5.2

D: +44 20 7614 2273

ashutter@cgsh.com

May 18, 2018

HSBC Holdings plc

8 Canada Square

London E14 5HQ

Ladies and Gentlemen:

We have acted as special English solicitors to HSBC Holdings plc, a public limited company incorporated under the law of England and Wales (the “Company”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-223191) of U.S.$2,000,000,000 floating rate senior unsecured notes due 2021 (the “2021 Floating Rate Notes”), U.S.$2,000,000,000 floating rate senior unsecured notes due 2024 (the “2024 Floating Rate Notes”) and U.S.$2,000,000,000 3.950% fixed rate/floating rate senior unsecured notes due 2024 (together with the 2021 Floating Rate Notes and the 2024 Floating Rate Notes, the “Notes”) to be issued under an indenture dated as of August 26, 2009 (as amended or supplemented through the date hereof, the “Base Indenture”), among the Company, The Bank of New York Mellon, as trustee (the “Trustee”), and HSBC Bank USA, National Association (“HSBC Bank USA”), as paying agent, registrar and exchange rate agent, as supplemented and amended by a sixth supplemental indenture dated as of May 18, 2018 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, the Trustee and HSBC Bank USA. Such registration statement, as amended as of its most recent effective date (May 10, 2018), insofar as it relates to the Notes (as determined for purposes of Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)), including the documents incorporated by reference therein but excluding Exhibits 25.1, 25.2, 25.3 and 25.4, is herein called the “Registration Statement.”

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement;

(b)	an executed copy of the Terms Agreement dated May 10, 2018 among the Company and the several underwriters named therein, which attaches and incorporates therein the Purchase Agreement (the “Terms Agreement”);

(c)	an executed copy of the Base Indenture;

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(d)	an executed copy of the Supplemental Indenture;

(e)	copies of the Notes in global registered form (the “Global Notes”) as executed by the Company and authenticated by the Trustee;

(f)	a certificate dated May 18, 2018 of the Secretary of the Company (the “Secretary’s Certificate”) having annexed thereto and certified as true, complete and up-to-date copies the following documents:

(i)	the Memorandum and Articles of Association of the Company (the “Articles of Association”);

(ii)	the resolutions passed at the Meetings of the Company’s Board of Directors held on February 27, 2009 and May 21, 2009;

(iii)	the resolution passed at the Meeting of the Company’s Board of Directors held on January 19, 2018 (a “Board Resolution” and, together with the resolutions in (ii) above, the “Board Resolutions”); and

(iv)	a certificate of good standing relating to the Company dated May 16, 2018.

In this opinion letter, the Terms Agreement, the Indenture and the Global Notes are referred to collectively as the “Transaction Documents” or each individually as a “Transaction Document.”

In rendering the opinions expressed below we have assumed and not verified:

(a)	the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us and the conformity to the originals of all documents supplied to us as photocopies or facsimile or electronic copies;

(b)	that, where a document has been examined by us in draft, specimen or certificated form, it has been or will be executed in the form of that draft, specimen or certificate;

(c)	that each of the Transaction Documents has been or will be duly authorised, executed and delivered by each of the parties to such Transaction Documents (other than the Company) and each such party (other than the Company) has the power, capacity and authority to execute, deliver and perform its obligations contained in each of the Transaction Documents to which it is a party;

(d)	the absence of any other arrangements between any of the parties to any of the Transaction Documents which modify or supersede any of the terms of any of the Transaction Documents;

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(e)	the accuracy as to factual matters of each document we have reviewed, including, without limitation, the accuracy of the representations and warranties contained in the Purchase Agreement other than those contained in Sections 1(a)(viii), 1(b)(i), 1(b)(ii) and 1(b)(v), the compliance by each of the parties thereto with their respective obligations under the Transaction Documents;

(f)	that no law of any jurisdiction outside England and Wales would render the execution, delivery, issue or performance of the terms of the Transaction Documents illegal or ineffective and that, insofar as any obligation under the Transaction Documents falls to be performed in any jurisdiction other than England and Wales, its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction;

(g)	that any party or prospective party to the Transaction Documents which is subject to the supervision of any regulatory authority in the United Kingdom has complied and will comply with the requirements of such regulatory authority in connection with the offering and sale of the Notes;

(h)	that each of the parties to the Transaction Documents has fully complied with its obligations under all applicable money laundering legislation;

(i)	that the binding effect of the Transaction Documents on the parties thereto is not affected by duress, undue influence or mistake, and no document has been entered into by any of the parties thereto in connection with any unlawful activity;

(j)	that all consents, approvals, notices, filings and registrations which are necessary under any applicable laws or regulations (other than laws or regulations of the United Kingdom) in order to permit the execution, delivery or performance of the Transaction Documents have been or will be duly made or obtained;

(k)	that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinions we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;

(l)	that each of the Transaction Documents constitutes legal, valid and binding obligations of each of the parties thereto enforceable in accordance with its terms under all applicable laws (including the laws of the State of New York, by which the Transaction Documents are expressed to be governed);

(m)

that each of the parties to the Transaction Documents has complied with all applicable provisions of (i) Directive 2003/71/EC of the European Parliament, as amended (the “Prospectus Directive”), as it applies and as implemented in the United Kingdom, (ii) Regulation

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(EU) No. 596/2014 of the European Parliament (the Market Abuse Regulation), (iii) the Financial Services Act 2012, and (iv) the Financial Services and Markets Act 2000, as amended, (“FSMA”) and any applicable secondary legislation made under any of the foregoing with respect to anything done by any of them in relation to the Notes in, from or otherwise involving the United Kingdom (including Sections 19 (carrying on a regulated activity), 21 (financial promotion) and 85 (public offers) of FSMA);

(n)	that the information relating to the Company disclosed by our searches on May 18, 2018 at Companies House at their website at www.companieshouse.gov.uk and by telephone at the Central Registry of Winding Up Petitions at the Companies Court in London in relation to the Company was then complete, up to date and accurate and has not since then been materially altered and that such searches did not fail to disclose any material information which had been delivered for registration but did not appear on the website or on the relevant file in London at the time of our search, and that such oral disclosures did not fail to disclose any material information or any petition for an administration order, dissolution or winding-up order in respect of the Company that has been presented in England and Wales;

(o)	that the Board Resolutions were duly and validly passed and are true records of the proceedings of the respective meetings, are in full force and effect, have not been amended, revoked or superseded and the Secretary’s Certificate is true and correct as of the date hereof;

(p)	that each director of the Company has disclosed any interest which he may have in the transactions contemplated by each of the Transaction Documents in accordance with the provisions of the Companies Act 1985 and the Companies Act 2006 and the Articles of Association, and that none of the relevant directors of the Company have any interest in such transactions except to the extent permitted by the Articles of Association;

(q)	that the execution and delivery of each of the Transaction Documents by the Company and the exercise of its rights and performance of its obligations thereunder will (i) materially benefit the Company and that the directors of the Company acted in good faith and in the interests of the Company in approving each of the Transaction Documents and the transactions contemplated thereby; and (ii) will not conflict with, or result in a breach of, or constitute a default under, or result in the creation of any mortgage, charge or security interest upon any property or assets of the Company or its subsidiary undertakings under (A) any agreement to which it is a party or to which any of its properties may be subject or (B) any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, having jurisdiction over the Company or its subsidiary undertakings or any of its properties;

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(r)	that the amount of interest on the Notes does not exceed a reasonable commercial return on the nominal amount of the Notes within the meaning of section 79(6)(a) of the Finance Act 1986; and

(s)	that any limit on borrowings to which the Company is subject has not been exceeded, and that the entry into the Transaction Documents will not cause any such limit on borrowings to be exceeded.

Based on the foregoing, and subject to the further qualifications and limitations set forth below, it is our opinion that:

1. The Company has been duly incorporated in and registered as a public limited company under the laws of England and Wales. A search of the records of the Registrar of Companies as made public through the www.companieshouse.gov.uk website on May 18, 2018 and an oral enquiry made to the Central Registry of Winding up Petitions at the Companies Court at approximately 9:50 AM BST on May 18, 2018 revealed no petition, order or resolution for the winding up of the Company and no petition for, and no notice of appointment of, a receiver or administrator, provided that:

(a)	the searches with Companies House referred to above are not conclusively capable of revealing whether or not (i) a winding up order has been made in respect of a company or a resolution passed for the winding up of a company, or (ii) an administration order has been made in respect of a company, or (iii) a receiver, administrative receiver, administrator, liquidator or similar officer has been appointed in respect of a company, since notice of these matters might not be filed with Companies House immediately and, when filed, might not be made available through the website or entered on the files of Companies House relating to insolvency details with respect to the relevant company immediately. In addition, such searches are not capable of revealing, prior to the making of the relevant order, whether or not a winding-up petition or a petition for an administration order has been presented; and

(b)	the enquiry at the Central Registry of Winding up Petitions at the Companies Court referred to above relates only to a compulsory winding up and is not capable of revealing conclusively whether or not a winding up petition in respect of a compulsory winding up has been presented since details of the petition may not have been entered on the records of the Central Registry of Winding up Petitions immediately or, in the case of a petition presented to a County Court, may not have been notified to the Central Registry and entered on such records at all, and the response to an enquiry only relates to the period of six months prior to the date when the enquiry was made. We have not made enquiries of any County Court as to whether a petition for the appointment of an administrator has been presented to, or an administration order has been made by, any County Court against the Company.

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2. The Company possessed, as at the time of execution, the corporate power to enter into and perform its obligations under the Base Indenture and the Company possesses the corporate power to enter into and perform its obligations under the Supplemental Indenture and the Global Notes.

3. The Base Indenture and the Supplemental Indenture have been duly authorised, executed and delivered by the Company.

4. The Global Notes have been duly authorised, issued and executed by the Company.

The opinions set out above are limited to the law of England and Wales in force as at the date of this opinion letter, as currently applied by the courts in England and Wales, and are given on the basis that this opinion letter will be governed by and construed in accordance with the law of England and Wales.

We hereby consent to the incorporation by reference of this opinion in the Registration Statement and the use of our name in the prospectus constituting a part of the Registration Statement and the prospectus supplement dated May 10, 2018 related to the Notes under the heading “Legal Opinions.” In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Andrew Shutter
Andrew Shutter, a Partner